

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Via E-mail
Fidel Thomas, President
Northridge Ventures Inc.
2325 Hurontario Street, Suite 204
Mississauga, Ontario CANADA L5A 4K4

>   **Re: Northridge Ventures Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 18, 2011**
>   **File No. 333-172934**

Dear Mr. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the Rule 415 box on the cover page of the registration statement has not been checked although this appears to be a continuous offering of securities pursuant to Rule 415. Please revise. We note that you include the Item 512(a) of Regulation S-K undertaking in Item 17.

Prospectus Cover Page

2.   Because you will not enter into an escrow agreement with an independent entity that would hold the subscription for shares for the benefit of investors until the minimum offering amount has been satisfied, please revise the cover page disclosure that "all funds will be promptly returned to subscribers . . . if the minimum offering is not completed within 90 days."   This unqualified statement is not consistent with the disclosure in Risk Factor 18 or the structure of the offering you describe. The cover page should inform

that their subscriptions not be insulated from claims by creditors of the company including any unknown contingencies, and that you may not be able to return subscriptions it the minimum offering is not achieved. Please add corresponding disclosure on the first page of the prospectus summary and wherever you discuss your plans to place the proceeds from the offering in a separate bank account, including the plan of distribution section. Your disclosure should not suggest that the use of a separate bank account will ensure that the company will be able to promptly refund subscriptions. Please consider Exchange Act Rule 10b-9.

3.   Please describe what you mean by the term "exploration stage company" the first time you use it.

4.   Please describe in greater detail what it means to own an interest in a "mineral claim" located in Canada and disclose what it means that your claims are "in good standing." In this regard, explain any material actions that were taken to yield the good standing status and describe the nature and frequency of any additional actions that will be required to maintain that status.

Summary of Selected Financial Data, page 4

5.   Please correct your net tangible book value per share to equal the amount disclosed on page 11.

Risk Factors

(3) Since our mineral property has not been physically examined by a …, page 5

6.   Please revise this risk factor to state that you may abandon the Paradise River Property if you are unable to find reserves of valuable minerals or if you cannot remove the minerals because you do not have the capital to do so or because it is not economically feasible to do so.

(4) If we do not obtain additional financing, our business may fail, page 5

7.   You state that you presently have sufficient funds to complete Phase I, but later in this risk factor as well as on page 3 you state that unless you sell the maximum number of offered shares, the proceeds from this offering will not be sufficient to fund Phase I. Please advise.

Description of Business

Background, page 12

8.   The disclosure in the second paragraph mentions two separate increases in authorized capital to 800 million shares of common stock. We also note that this amount differs from the amount noted in Article V of your Amended and Restated Articles of

Incorporation. Please advise.

Mineral Exploration, page 12

9.   You state that you are engaged in the business of acquiring mineral exploration rights throughout North America. It appears, however, that your business activities are limited to the Paradise River Property. Please revise to emphasize your current holdings and apparent intent to focus your initial activities with respect to the properties in which you currently hold exploration rights. We will not object to a statement of intent or interest in the acquisition of other properties, but the statement should contain appropriate context.

Exploration program, page 17

10.   As you note in Risk Factor (10) that your officers have no experience in mineral exploration and do not have formal training specific to mineral exploration, please disclose how the Phase I and Phase II exploration budget was created. Please also disclose the main events that occur in each of Phase I and Phase II and explain terms, such as diamond drilling and core sampling, that that may not be readily understood by potential investors who are not familiar with the minerals exploration business.

11.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Competitive Factors, page 18

12.   Please briefly explain what you mean when you state that you are a "junior" mineral exploration company.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 20

13.   Please explain what it means to "delineate an ore body."

Mineral Property Acquisition, page 21

14.   Please disclose whether you have specific plans proposals or arrangements to acquire the additional mineral exploration rights you intend to acquire for up to $10,000.

Financing, page 21

15.   You disclose that you have received a conditional funding commitment from Fahrinsland Capital LLC to fund Phase I of your proposed exploration program for the Paradise River Property in exchange for a note for the principal amount of indebtedness that would accrue interest at the rate of 20% per annum and would be convertible at the rate of $0.001 per share, plus an up-front financing fee of 10% of the principal loan. Please provide additional details regarding the amount of the funding commitment as well as your relationship with Fahrinsland Capital LLC. Please also explain why you have not filed the agreement with Fahrinsland Capital LLC as an exhibit to the registration statement. Please see Item 601(b)(10) of Regulation S-K.

16.   Additionally, please disclose the nature of the condition for the funding commitment from Fahrinsland Capital LLC, to fund Phase I.

17.   Expand your disclosure to present the estimated offering expenses of $5,000 as noted on page 1. Also, disclose the nature of such expenses.

Results of Operations, page 22

18.   You disclose that you posted an operating loss of $75,353 for the three months period ending November 30, 2010, due primarily to professional fees, consulting fees, the acquisition of mineral property and interest expenses. Please discuss what the nature of the services received from the professionals and consultants for these fees. Disclose how much money was spent on each of professional fees, consulting fees, the acquisition of mineral property and interest expenses.

Liquidity and Capital Resources, page 22

19.   We note you indicate that you have sufficient working capital to maintain your present level of operations for the next 12 months and to complete Phase I of your proposed exploration program. We also note on page 18 that you indicate you have sufficient capital to complete Phase I. Since you only have cash on hand of $4,584 and negative working capital as of November 30, 2010, it is not clear how you have sufficient working capital on hand to maintain operations for the next 12 months or fund any of your Phase I expenditures. Please tell us supplementally and expand your disclosures as necessary, to explain how you can make that assertion. We note on page 3, you indicate that unless you sell the maximum number of offered shares, the proceeds will not be sufficient to fund the first phase of your proposed exploration program. Please reconcile these disclosures to the disclosures on pages 18 and 22. Also, please ensure your disclosures comply with the guidance of Financial Reporting Codification 607.02.

Committees of the Board, page 24

20.   You state in this section of the prospectus that your president is Caroline Rechia, but in other sections you state that your president is Fidel Thomas. Please advise.

Financial Statements

General

21.   The terms development and production have very specific meanings within Industry
       Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the
       development stage when companies are engaged in preparing reserves for production,
       and the production stage when companies are engaged in commercial-scale, profit-
       oriented extraction of minerals. Since you do not disclose any reserves as defined by
       Guide 7, please remove the terms develop, development or production throughout your
       document, and replace this terminology, as needed, with the terms such as explore or
       exploration. This includes the use of the terms in the Financial Statement head notes and
       footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

22.   We note on page 19 that that the officers and directors have not been paid for their
       services. The financial statements should reflect all costs of doing business, such as the
       services performed by the officers and directors, as required under Staff Accounting
       Bulletin Topic 1B.1.

23.   Your footnotes to the interim period financial statements for the period ended November
       30, 2010 lack similar note disclosures in the audited financial statements beginning on
       page F-16. Revise your notes to the financial statements accordingly or explain why
       revision is not necessary.

Balance Sheets, page F-2

24.   Please change the title of your balance sheet reference to the comparative period May 31,
       2010 as opposed to November 31, 2009.

25.   We note your reference to the company as a "development stage company". Revise your
       disclosure and references to the company's status as "development stage" on the financial
       statements and throughout the filing to "exploration stage company" due to implications
       of the term "development" in the oil and gas industry.

26.   Please revise to state the correct amount of issued and outstanding common shares of 14
       million as opposed to the 1.4 million reflected in the balance sheet.

27.   Please change the label of the May 31, 2009 period to the correct period of May 31, 2010.

Statements of Cash Flows, page F-5

28.   Please revise as necessary to ensure that your cash at the end of the period (November 30,
       2010) ties into your cash balance on the balance sheet of $4,584. Also, we note your
       columns for November 30, 2010 and November 30, 2009 are switched. Please revise.

Fidel Thomas
Northridge Ventures Inc.
April 14, 2011
Page 6

Note 1. Incorporation and Continuance of Operations, page F-6

29.	We note the disclosure in the fourth paragraph which states that in 2009, you abandoned
	certain mineral interests that you acquired in 2005. We note no abandonment costs or
	impairments during 2009 in your financial statements. Tell us how you originally
	accounted for the interests and what impact the abandonment had on your financial
	statements.

30.	Revise the note to comply with FRC 607.02 and paragraph 10 of PCAOB Interim
	Auditing Standards AU Section 341 to provide prominent disclosure of the principal
	conditions and financial problems that raise the question about the company's ability to
	continue in existence; the possible effects of such conditions; and management's
	evaluation of the significance of those conditions and any mitigating factors. Similarly
	revise Note 1 on page F-16.

31.	Revise to disclose your plan to enable you to remain viable for at least the 12 months
	following the date of the financial statements being reported. See FRC 607.02. Similarly
	revise Note 1 on page F-16.

Note 2. Significant Accounting Policies, page F-7

32.	Disclose the nature of prepaid expenses and provide an accounting policy for prepaid
	expenses.

(L) Revenue Recognition, page F-9

33.	Please expand the disclosure to indicate that the revenue recognition policy is for your
	former internet portal business and does not relate to your changed business of mineral
	exploration. Alternatively, you could delete the revenue recognition policy. Revise here
	and on page F-18.

Note 5. Preferred and Common Stock, page F-10

34.	Disclose the voting rights of the common stock as noted on page 28. See the disclosure
	requirements of FASB ASC 505-10-50-3.

Signatures

35.	Mr. Thomas has signed the document for the company only, and the second signature
	block is followed only by the signature of Caroline Rechia in her capacity as a director.
	Please provide all the individual signatures called for by Form S-1 under the second
	signature block. Please see Instructions 1 and 2 to Form S-1.

Exhibit 5.1 Legal Opinion

36.	Please have counsel revise the legal opinion to state that the common stock will be
	legally issued. Please see Item 601(b)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Benton at (202) 551-3804 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Thomas Mills (via E-mail)